Exhibit 1.02

AMETEK, Inc.

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), AMETEK, Inc. (“AMETEK”) continued to receive supply chain responses through May 27, 2014. Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act, HR 4173, Section 1502 of 2010 (“Conflict Minerals Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

AMETEK’s due diligence approach has been to define our conflict-free minerals (“CFM”) process, establish baseline metrics and demonstrate improvements in supplier transparency and reporting over time. AMETEK’s due diligence measures were based on the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”) with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. EICC®/GeSI created the standard Conflict Minerals Reporting Template (“Template”) as a common means for the collection of sourcing information related to “conflict mineral” from the supply base. This Template is consistent with EICC® and GeSI’s related activities including the Conflict Free Smelter (“CFS”) Program and AMETEK has adopted it as an element of our due diligence program used to actively solicit CFM statuses from our supply base.

Our CFM process includes identification of items and suppliers that are exempt from the regulation, collection of supplier contact information and distributing a request to the suppliers for completion of the Template. Upon receipt of the Template, a repository of the CFM status is updated and the supplier responses are archived. AMETEK is committed to continuing to work with our suppliers to confirm that their supply of materials do not contain conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries.

We have completed changes to the Terms and Conditions of our purchase orders such that our suppliers are required to 1) disclose their CFM status on a yearly basis or as requested and 2) provide immediate notification when there is a change in status. AMETEK’s focus continues to be in obtaining completed Templates from our supplier base to increase the response rate for the next reporting period with the goal of achieving conflict free minerals status.

AMETEK has determined in good faith that for calendar year 2013, its conflict minerals status as “DRC conflict undeterminable” (as defined in the 1934 Act). As such, AMETEK is unable to determine whether or not any of their products originate in the DRC or an adjoining country.

Product Description

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is in the design and manufacture of advanced instruments for the process, aerospace, power, and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, precision motion control solutions, specialty metals, thermal management systems, and floor care and specialty motors. We have over 130 manufacturing locations around the world and have solicited CFM statuses from our many thousands of suppliers as a part of our RCOI.

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